UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Feigeda Electronic Technology, Inc.
(Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

(CUSIP Number)

c/o Feigeda Electronic Technology, Inc.
Building 66, Longwangmiao Industrial Park,
Baishixia,Fuyong Street, Bao’an District,
Shenzhen City, Guangdong Province, P. R. China 518102,
86-755-27759072
 (Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

  December 16, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.           Names of Reporting Persons.                                   Wu Zuxi

              I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

 (a)  ☐

 (b)  ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	British Virgin Islands

Number of	7.	Sole Voting Power	5,183,966
Shares Beneficially	8.	Shared Voting Power	0
Owned by Each	9.	Sole Dispositive Power	5,183,966
Reporting Person With:	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person5,183,966

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 26.7% (1)

14.	Type of Reporting Person (See Instructions)

IN

(1)  Based on 19,420,987 shares of Common Stock outstanding as of December 16, 2010.

Item 1. Security and Issuer

This Schedule 13D (the "Schedule") relates to the common stock, $0.0001 par value ("Common Stock") of Feigeda Electronic Technology, Inc., f/k/a SRKP 20, Inc (the “Issuer” or the “Company”), a Delaware corporation. The principal executive offices of the Issuer are presently located at Building 66, Longwangmiao Industrial Park, Baishixia,Fuyong Street, Bao’an District, Shenzhen City, Guangdong Province, P. R. China 518102.

Item 2. Identity and Background

(a)           The name of the reporting person is Wu Zuxi (the “Reporting Person”).

(b)           The business address of the Reporting Person is c/o Feigeda Electronic Technology, Inc., Building 66, Longwangmiao Industrial Park, Baishixia, Fuyong Street, Bao’an District, Shenzhen City, Guangdong Province, P. R. China 518102.

(c)           Wu Zuxi is the Chief Executive Officer and a director of the Issuer.

(d)           During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                (e)           During the past five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                 (f)           The Reporting Person is a resident of China.

Item 3. Source and Amount of Funds or Other Consideration

On December 6, 2010, the Issuer entered into an Amended and Restated Share Exchange Agreement with Immense Fortune Holdings Limited, a British Virgin Islands corporation (“Immense Fortune”), Legend Media Holdings HK Limited, a Hong Kong corporation and a wholly-owned subsidiary of Immense Fortune (“Legend”), Feigeda Electronic (SZ) Co., Ltd., a company organized under the laws of the People’s Republic of China and a wholly-owned subsidiary of Legend (“Shenzhen Feigeda”) and Finest Day Limited, a British Virgin Islands corporation and sole shareholder of Immense Fortune (the “Exchange Agreement”). Pursuant to the Exchange Agreement, the Company agreed to issue an aggregate of 15,156,468 shares of its Common Stock to the designees of Finest Day Limited in exchange for all of the issued and outstanding shares of Immense Fortune (the “Share Exchange”). The Share Exchange closed on December 16, 2010.

As a designee of Finest Day Limited, the Reporting Person received 5,183,966 shares of Common Stock of the Issuer upon the closing of the Share Exchange.  Also on the closing, the Issuer (i) became the 100% parent of Immense Fortune, (ii) assumed the operations of Immense Fortune and its subsidiaries and (iii) changed its name from SRKP 20, Inc. to Feigeda Electronic Technology, Inc.

The foregoing summary of the Share Exchange is qualified in its entirety by reference to the copy of the Exchange Agreement, which is incorporated herein by reference, filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2010, which is incorporated herein by reference.

Item 4. Purpose of Transaction

The securities of the Issuer were acquired by the Reporting Person for investment purposes.  See Item 3 of this Schedule, which is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer

(a)           The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person named in Item 2 may be found in rows 11 and 13 of the Cover Page relating to the Reporting Person, which is hereby incorporated by reference.

(b)           The powers that the Reporting Person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Page relating to the Reporting Person, which is hereby incorporated by reference.

(c)           All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d)           None.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Item 4 is hereby incorporated by reference.  To the best of the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1
Amended and Restated Share Exchange Agreement dated December 6, 2010, by and among the Issuer, Immense Fortune Holdings Limited, Legend Media Holdings HK Limited, Feigeda Electronic (SZ) Co., Ltd. and Finest Day Limited (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: December 24, 2010

WU ZUXI
/s/ Wu Zuxi
Wu Zuxi

EXHIBIT INDEX

Exhibit 1
Amended and Restated Share Exchange Agreement dated December 6, 2010, by and among the Issuer, Immense Fortune Holdings Limited, Legend Media Holdings HK Limited, Feigeda Electronic (SZ) Co., Ltd. and Finest Day Limited (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2010).